EXHIBIT 99.1

Evaxion to present at World Vaccine Congress

  Congress will take place April 21-24, 2025, in Washington, D.C.

COPENHAGEN, Denmark, April 10, 2025 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, will give two presentations and man a booth at the World Vaccine Congress taking place April 21-24, 2025, in Washington, D.C.

Birgitte Rønø, Chief Scientific Officer at Evaxion, will talk about the application of Evaxion’s AI-Immunology™ platform for antigen target discovery for cancer vaccines. Pär Comstedt, Vice President, Infectious Disease Vaccine Development at Evaxion, will present the use of AI-Immunology™ for target discovery for infectious disease vaccines. See details on the presentations below.

The World Vaccine Congress is just one of several scientific, partnering and investor conferences where Evaxion will profile itself and discuss with potential partners and collaborators in the second quarter of 2025.

Throughout the conference, Evaxion invites interested parties to its booth #351 for discussions on effective and accurate target discovery with AI-Immunology™ as well as our pipeline of vaccine candidates for cancers and infectious diseases.

Presentation details:

Title:	AI-powered antigen target discovery for cancer vaccines
Category:	Cancer immunotherapy
Location:	Room 206
Date/Time:	April 23, 2025, at 11.40 ET/17.40 CET
Presenter:	Birgitte Rønø, Chief Scientific Officer at Evaxion

Title:	AI-powered target discovery for infectious disease vaccines
Category:	Emerging and re-emerging diseases
Location:	Room 202b
Date/Time:	April 23, 2025, at 15.10 ET/21.10 CET
Presenter:	Pär Comstedt, VP, Infectious Disease Vaccine Development at Evaxion

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96

mak@evaxion.ai

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.